EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
SafedoX, Inc.

We consent to the use in this registration statement on Form S-1, of our report dated November 25, 2011 with respect to the financial statements of SafedoX, Inc. as of July 31, 2011, and for the period from May 2, 2011 (“Inception) through July 31, 2011, and to the reference to our firm under the caption “Experts” in the Prospectus.

Our report contains an explanatory paragraph that states SafedoX, Inc. has sustained a net loss and has an accumulated deficit during the development stage, which raises substantial doubt about its ability to continue as a going concern.  The financial statements do not contain any adjustments that might result from the outcome of that uncertainty.

/s/ PMB Helin Donovan, LLP

Dallas, Texas

November 25, 2011